Bond Laboratories, Inc.
11011 Q Street, Building A, Suite 106
Omaha, NE 68137

April 15, 2010

Securities and Exchange Commission

Re:	Bond Laboratories, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 27, 2009 File Number: 000-52369

Ladies and Gentlemen:

Below please find proposed amendments for inclusion in an amended Form 10-K for the fiscal year ended December 31, 2008 based on our recent discussions with you. The information included herein replaces and amends certain disclosures from our letter to the Securities and Exchange Commission dated January 19, 2010. Matters not specifically addressed in this communication remain unchanged from our previous correspondences with the Securities and Exchange Commission dated January 19, 2010, March 5, 2010 and March 25, 2010 related to our Form 10-K for the fiscal year ended December 31, 2008. Following your review and, if the below amended response (in the connection with our other responses from the above referenced dates previously reviewed by the Securities and Exchange Commission) is acceptable, we will immediately proceed with filing our 10K/A for December 31, 2008. If the proposed amendments for inclusion in an amended Form 10-K for the fiscal year ended December 31, 2008 require further modification, please advise us and we will make any requisite adjustments expeditiously in order to file the amended Form 10-K for the fiscal year ended December 31, 2008.

We have reclassified certain period amounts to conform to current year presentations as detailed below.

	Common Stock		Paid-In	Accumulated
ORIGINALLY FILED	Shares	Amount	Capital	Deficit	Total

DECEMBER 31, 2006	4,954,000	$49,540	$-	$(815,013)	$(715,473)

Common Stock issued for cash	2,014,000	$20,140	$3,310,301	-	$3,330,441
Common Stock issued for services	2,917,625	$29,176	$1,630,860	-	$1,660,036
Common Stock issued in a 2 for 1 forward split	9,067,225	$90,672	$(90,672)	-	$-
Common stock issued for convertible debt	1,478,600	$14,786	$944,133	-	$958,919
Warrants issued 1,238,600 @$0.01	-	-	$12,386	-	$12,386
Net loss	-	$-	$-	$(3,961,602)	$(3,961,602)
DECEMBER 31, 2007	20,431,450	$204,314	$5,807,008	$(4,776,615)	$1,284,707

AMENDED PER JANUARY 19, 2010 RESPONSE

Common Stock issued for cash	2,014,000	$20,140	$1,630,860	-	$1,651,000
Common Stock issued for services	2,517,625	$25,176	$3,084,300	-	$3,109,476
Common Stock issued in a 2 for 1 forward split	9,067,225	$90,672	$(90,672)	-	$-
Common stock issued for convertible debt	1,878,600	$18,786	$1,170,134	-	$1,188,920
Warrants issued 1,238,600 @$0.01	-	-	$12,386	-	$12,386
Net loss	-	$-	$-	$(3,961,602)	$(3,961,602)
DECEMBER 31, 2007	20,431,450	204,314	5,807,008	(4,776,615)	1,284,707

RECLASSIFIED BALANCES

Common Stock issued for cash	2,014,000	$20,140	$1,630,860	-	$1,651,000
Common Stock issued for services	2,442,625	$24,426	$3,078,970	-	$3,103,396
Common Stock issued in a 2 for 1 forward split	9,067,225	$90,672	$(90,672)	-	$-
Common stock issued for convertible debt	1,953,600	$19,536	$1,175,464	-	$1,195,000
Warrants issued 1,238,600 @$0.01	-	-	$12,386	-	$12,386
Net loss	-	$-	$-	$(3,961,602)	$(3,961,602)
DECEMBER 31, 2007	20,431,450	204,314	5,807,008	(4,776,615)	1,284,707

The Company reclassified 75,000 shares of common stock from Common Stock Issued for Services to Common Stock Issued for Convertible Debt. The change was a reclassification from one caption to the other.  The overall calculations were stated correctly and the adjustment did not reflect a modification or restatement of equity and had no impact on our financial statements as of December 31, 2007.

	Common Stock		Paid-In	Accumulated
ORIGINALLY FILED	Shares	Amount	Capital	Deficit	Total

DECEMBER 31, 2007	20,431,450	$204,314	$5,807,008	$(4,776,615)	$1,284,707

Common Stock issued for cash	3,642,456	$36,425	$3,461,575	$-	$3,498,000
Common Stock issued for services	1,340,522	$13,405	$1,531,793	$-	$1,545,198
Common Stock cancelled	(1,124,500)	$(11,245)	$11,245	$-	$-
Common stock issued in the Asset Purchase Agreement	1,550,000	$15,500	$775,000	$-	$790,500
Warrants issued	-	$-	$317,232	$-	$317,232
Preferred Stock issued	-	$-	$652,882	$-	$659,477
Subscribed stock	-	$-	$-	$-	$1,850,000
Cost of capital	-	$-	$(250,713)	$-	$(250,713)
Net loss	-	$-	$-	$(6,625,991)	$(6,625,991)
DECEMBER 31, 2008	25,839,928	$258,399	$12,306,023	$(11,402,606)	$3,068,411

RECLASSIFIED BALANCES

Common Stock issued for cash	4,412,956	$44,130	$4,253,870	$-	$4,298,000
Common Stock issued for services	2,105,522	$21,055	$4,246,192	$-	$4,267,247
Common Stock cancelled	(2,660,000)	$(26,600)	$(3,495,449)	$-	$(3,522,049)
Common stock issued in the Asset Purchase Agreement	1,550,000	$15,500	$775,000	$-	$790,500
Warrants issued	-	$-	$317,232	$-	$317,232
Preferred Stock issued	-	$-	$652,882	$-	$659,477
Subscribed stock	-	$-	$-	$-	$1,850,000
Cost of capital	-	$-	$(250,713)	$-	$(250,713)
Net loss	-	$-	$-	$(6,625,991)	$(6,625,991)
DECEMBER 31, 2008	25,839,928	$258,398	$12,306,022	$(11,402,606)	$3,068,411

The Company reclassified 1,535,500 shares of common stock to Common Stock Cancelled, of which 770,500 and 765,000 had previously been netted against Common Stock Issued for Cash and Common Stock Issued for Services, respectively. The adjustment had no net effect on equity or our financial statements as of December 31, 2008.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Bond Laboratories, Inc.

/s/ Michael Abrams
Michael Abrams
Interim Chief Financial Officer